Exhibit 99.1

NIO Inc. Announces At-The-Market Offering of American Depositary Shares

SHANGHAI, China, September 7, 2021—NIO Inc. (NYSE: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market in China, today announced that it has filed a prospectus supplement to sell up to an aggregate of US$2,000,000,000 of its American depositary shares (“ADSs”), each representing one Class A ordinary share of the Company, through an at-the-market equity offering program (the “At-The-Market Offering”).

The ADSs will be offered through Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, Goldman Sachs (Asia) L.L.C., China International Capital Corporation Hong Kong Securities Limited, Nomura Securities International, Inc. and Guotai Junan Securities (Hong Kong) Limited as sales agents. Some of the sales agents are expected to make offers and sales both inside and outside the United States through their respective selling agents.

The Company has entered into an equity distribution agreement with the sales agents relating to the At-The-Market Offering. Sales, if any, of the ADSs under the At-The-Market Offering will be made from time to time, at the Company’s discretion, by means of ordinary broker transactions on or through the New York Stock Exchange (the “NYSE”) or other markets for its ADSs, sales made to or through a market maker other than on an exchange, or otherwise in negotiated transactions, or as otherwise agreed with the sales agents. Sales may be made at market prices prevailing at the time of sale or at negotiated prices. As a result, sales prices may vary.

The Company currently plans to use the net proceeds from the At-The-Market Offering to further strengthen its balance sheet, as well as for general corporate purposes.

The ADSs will be offered under the Company’s shelf registration statement on Form F-3 which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on June 9, 2020. A prospectus supplement related to the At-The-Market Offering has been filed with the SEC. Investors are advised to read the registration statement on Form F-3 and the prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and the At-The-Market Offering. The registration statement on Form F-3 and the prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus may be obtained from (1) Credit Suisse Securities (USA) LLC, 11 Madison Avenue, New York, NY 10010, United States of America, Attention: Prospectus Department; (2) Morgan Stanley & Co. LLC, Prospectus Department, 2nd Floor, 180 Varick Street, New York, NY 10014, United States of America, Attention: Prospectus Department; (3) Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attention: Prospectus Department; (4) China International Capital Corporation Hong Kong Securities Limited, 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong; (5) Nomura Securities International, Inc., 309 West 49th Street, New York, NY 10019, U.S.A., Attention: US Equity Syndicate; and (6) Guotai Junan Securities (Hong Kong) Limited, 27th Floor, Low Block Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market in China. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6 and ET7; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

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